

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-53591

MAR 0 3 2021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Passco Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2050 Main Street, Suite 650
(No. and Street)

Irvine	**CA**	**92614**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas B. Jahncke   949-263-7904
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co CPAs & Consultants
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Avenue, Suite 1000	Santa Ana	California	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas B. Jahncke_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Passco Capital, Inc._____ , as of _____December 31_____, 20 _20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
                                          Signature

President
_____
                                          Title

See Attached
_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF <u>CALIFORNIA</u>)

COUNTY OF <u>ORANGE</u>)

On <u>February 24, 2021</u> before me, <u>Chant Wynne, Notary Public</u>,
Date   Here Insert Name and Title of the Officer/Notary

personally appeared   **Thomas B. Jahncke** ,
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _____
Signature of Notary Public

My Commission Expires on: <u>August 14, 2021</u>

CHANT WYNNE
Notary Public – California
Orange County
Commission # 2210158
My Comm. Expires Aug 14, 2021

Place Notary Seal Above

PASSCO CAPITAL, INC.
FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2020

PASSCO CAPITAL, INC.

December 31, 2020

TABLE OF CONTENTS

RonaldBlue&Co.® | CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Passco Capital, Inc.
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

Passco Capital, Inc.
Irvine, California
Page 2

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Passco Capital, Inc.'s auditor since 2002.

Ronald Blue & Co. CPAs

Santa Ana, California
February 18, 2021

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 143,810
Prepaid expenses	46,968
Total assets	$ 190,778

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 3,631
Total liabilities	3,631

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid in capital	8,000
Retained earnings	169,147
Total stockholder's equity	187,147
Total liabilities and stockholder's equity	$ 190,778

PASSCO CAPITAL, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2020

Revenue		
Sales commissions	$	11,612,663
Due diligence fee		1,094,948
Lead underwriter fee		2,737,080
Marketing allowance		2,189,888
Total revenue		17,634,579
Operating expenses		
Commissions		14,160,409
Consulting fees		790,000
Due diligence fee		429,066
Marketing allowance		1,994,279
Office expenses		52,353
Outside services		191,651
Total operating expenses		17,617,758
Income before provision for income taxes		16,821
Provision for income taxes		4,851
Net income (loss)	$	11,970

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances, December 31, 2019	$ 10,000	$ 8,000	$ 157,177	$ 175,177
Net income (loss)	-	-	11,970	11,970
Balances, December 31, 2020	$ 10,000	$ 8,000	$ 169,147	$ 187,147

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2020

For the year ended December 31, 2020, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income (loss)	$ 11,970
Changes in operating assets and liabilities:	
Prepaid expenses	5,559
Accounts payable	(2,218)
Net cash change from operating activities	15,311
Net change in cash and cash equivalents	15,311
Cash and cash equivalents, beginning of year	128,499
Cash and cash equivalents, end of year	$ 143,810
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes	$ 4,851
Interest	$ -

There were no investing, financing or non-cash activities for the year ended December 31, 2020.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1 – Summary of significant accounting policies

<u>Organization and nature of business</u>

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exempted provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

<u>Cash and cash equivalents</u>

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

<u>Income taxes</u>

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

<u>Revenue recognition</u>

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, and marketing allowance fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

<u>Concentrations</u>

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1 – Summary of significant accounting policies (continued)

Concentrations (continued)

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, on December 31, 2020, the Company had net capital of $140,179 which was $135,179 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.59% on December 31, 2020.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $11,612,663, from the sale of undivided DST and LLC membership interests for the year ended December 31, 2020.

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. During the year ended December 31, 2020, the Company paid Passco Companies, LLC $51,917 for expenses related to the sharing agreement and $790,000 in consulting fees not related to the expense sharing agreement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2020, consisted of the following:

Federal	$ 3,364
State	1,487
	$ 4,851

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2020, the Company's tax years for 2016, 2017, 2018 and 2019 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2020, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2015.

Note 5 – Commitments and contingencies

Management is not aware of any claims or assessments that would have a material adverse effect on the Company's financial position. There are no additional commitments or contingencies that are not disclosed.

Note 6 – COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. The company experienced a decrease in revenue and expense in the second and thirds quarters of 2020 with fewer acquisitions and lower DST equity sales. The company is operating remotely with no change in service to our clients and have taken appropriate steps to protect the health and wellbeing of our employees. Management does not expect COVID-19 to materially affect the demand for our products or services. Management does not expect the anticipated impact of COVID-19 to materially change the relationship between revenues and operating costs.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 18, 2021, the date on which the financial statements management available to be issued.

PASSCO CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Computation of net capital

Total stockholder's equity	$	187,147
Deduct nonallowable assets		(46,968)
Net capital	$	140,179

Aggregate indebtedness

Items included in statement of financial condition:

Other accounts payable	$	3,631
Total aggregate indebtedness	$	3,631
Ratio: Aggregate indebtedness to net capital		2.59%

Computation of basic net capital requirement

Minimum dollar net capital required

Company	$	5,000
$6\frac{2}{3}\%$ of total aggregate indebtedness		242
Minimum dollar net capital required		5,000
Excess net capital		135,179
Net capital less 120% of minimum net capital requirement		134,179
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	140,179

No material differences were noted between management the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

11

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2020, with the final audit report attached.

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

PASSCO CAPITAL, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.



Passco Capital, Inc.'s Exemption Report

Passco Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas B. Jahncke, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Passco Capital, Inc.

_____

Thomas B. Jahncke,
President

January 7, 2021

Member FINRA & SIPC

Passco Capital, Inc.
2050 Main Street, Suite 650 | Irvine, CA 92614 | 949-442-1000 tel

RonaldBlue&Co.® | CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Passco Capital, Inc. and the SIPC, solely to assist you and SIPC in evaluating Passco Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Passco Capital, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Passco Capital, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co. CPAs

Santa Ana, California
February 18, 2021

PASSCO CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
11895	7/28/2020	Securities Investor Protection Corp	$ 4,916.47
12003	1/26/2021	Securities Investor Protection Corp	4,651.69
		Total payments made	$ 9,568.16

RonaldBlue&Co.®|CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have reviewed management's statements, included in the accompanying Passco Capital, Inc's Exemption Report, in which (1) Passco Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Passco Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Passco Capital, Inc. stated that Passco Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Passco Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Passco Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co. CPAs

Santa Ana, California
February 18, 2021

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500